UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 13, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

SUPPLEMENTAL NOTICE OF

2018 THIRD EXTRAORDINARY GENERAL MEETING

Reference is made to (i) the notice (the “Notice”) of the 2018 third extraordinary general meeting (the “EGM”) dated 14 July 2018, which sets out the time and venue of the EGM and the resolutions (the “Original Resolutions”, each an “Original Resolution”) to be proposed at the EGM for approval by the shareholders of the Company; and (ii) the announcement of the Company dated 8 August 2018. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the aforementioned announcements.

Subsequent to the despatch of the Notice, the Company received on 10 August 2018 from China Eastern Air Holding Company Limited (“CEA Holding”), the controlling shareholder of the Company, a notice of its intention to propose two additional resolutions for consideration and approval at the EGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN THAT, in addition to the Original Resolutions, the following resolutions (the “New Resolutions”) will be included in the Notice as two newly-added resolutions numbered 15 and 16, respectively, for approval by the shareholders of the Company by way of ordinary resolution at the EGM. Save for the above, all information and contents set out in the Notice remain unchanged.

15.

Ordinary resolution: “THAT, to consider and approve the “Election of Mr. Lin Wanli as an independent non-executive director of the eighth session of the board of directors of the Company”. Details of the above resolution is set out in the announcement of the Company published on the website of the Hong Kong Stock Exchange dated 8 August 2018, in relation to, among others, the proposed change of directors.”

16.

Ordinary resolution: “THAT, to consider and approve the “Election of Mr. Li Jinde as a shareholder representative supervisor of the eighth session of the supervisory committee of the Company”. Details of the above resolution is set out in the announcement of the Company published on the website of the Hong Kong Stock Exchange dated 8 August 2018, in relation to, among others, the proposed change of supervisors.”

Please refer to Notes 1 and 2 for the biographical details of Mr. Lin Wanli and Mr. Li Jinde.

New Proxy Form

Since the old proxy form sent together with the Notice does not contain the newly-added resolutions as set out in this supplemental notice to be approved at the EGM, a new proxy form has been prepared and is enclosed with this supplemental notice.

You are requested to complete and return the new proxy form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at Rooms 1712–1716, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof) (the “Closing Time”).

A shareholder of the Company who has not yet lodged the old proxy form with the Company’s registrar is requested to lodge the new proxy form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. In this case, the old proxy form should not be lodged with the Company’s registrar.

A shareholder who has already lodged the old proxy form with the Company’s registrar should note that:

(i)

If no new proxy form is lodged with the Company’s registrar, the old proxy form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the EGM other than those referred to in the Notice and the old proxy form, including the newly-added resolutions as set out in this supplemental notice.

(ii)

If the new proxy form is lodged with the Company’s registrar before the Closing Time, the new proxy form will revoke and supersede the old proxy form previously lodged by the shareholder. The new proxy form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)

If the new proxy form is lodged with the Company’s registrar after the Closing Time, the new proxy form will be invalid. However, it will revoke the old proxy form previously lodged by the shareholder, and any vote that may be cast by the purported proxy (whether appointed under the old proxy form or the new proxy form) will not be counted in any poll which may be taken on a proposed resolution.

Accordingly, shareholders of the Company are advised not to lodge the new proxy form after the Closing Time. If such shareholders of the Company wish to vote at the EGM, they will have to attend in person and vote at the EGM themselves. Shareholders of the Company are reminded that completion and delivery of the old proxy form and/or the new proxy form will not preclude shareholders of the Company from attending and voting in person at the EGM (or any adjournment thereof) should they so wish.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 13 August 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

Notes:

1.	Proposed appointment of independent non-executive director

Please refer to the announcement of the Company dated 8 August 2018 for further details of the proposed appointment of independent non-executive director.

The biographical details of Mr. Lin Wanli (“Mr. Lin”), the candidate for the position of an independent non-executive director of the eighth session of the board of directors of the Company, are set out as follows:

Mr. Lin Wanli, aged 56, is currently a professional external director for state-owned enterprises. Mr. Lin served as the deputy party secretary and secretary of the Tunnel Bureau of the Ministry of Railways from December 1995 to March 2001; party secretary and vice chairman of China Railway Tunnel Group from April 2001 to December 2006; deputy party secretary, secretary and chairman of the labour union of China Northern Locomotive & Rolling Stock Industry (Group) Corporation from January 2007 to August 2013. He served as the party secretary and general manager of China Railway Materials Commercial Corp. and chairman and party secretary of China Railway Materials Company Limited from August 2013 to June 2015; party secretary and director of China National Aviation Fuel Group Corporation from July 2015 to November 2016; chairman of China Aviation Oil (Singapore) Corporation Ltd., a company listed on the Singapore Stock Exchange, from August 2015 to February 2017. Since November 2016, he has been a professional external director for state-owned enterprises. Mr. Lin has served as the external director of China National Agricultural Development Group Co., Ltd. since February 2017 and non-executive director of China Construction Technology Consulting Co., Ltd. since January 2018. Mr. Lin was a graduate of Economics of Shandong University and obtained an executive master’s degree in business administration from Tsinghua University. He is qualified as a senior political engineer and a senior economist.

There is no service contract entered into between Mr. Lin and the Company in respect of his proposed appointment as an independent non-executive director of the Company. Mr. Lin will not receive remunerations from the Company.

As far as the directors of the Company are aware and save as disclosed above: (i) Mr. Lin does not presently, and did not in the last three years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Lin has not held any other directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Lin has no other major appointment or professional qualification; (iv) Mr. Lin does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) Mr. Lin does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Lin confirms that he has met the independence requirements as set out in Rule 3.13 of the Hong Kong Listing Rules.

Save as disclosed herein, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Lin which is required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules and any other matter that needs to be brought to the attention of the shareholders of the Company.

Save as disclosed above, Mr. Lin has not held directorship in any listed companies (other than the Company) or any other position in the subsidiaries of the Company during the previous three years. Mr. Lin does not have any relationship with any other directors, supervisors, senior management or substantial shareholders of the Company. As at the date of this announcement, Mr. Lin did not have any interest in the shares of the Company or its associated corporations within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Save as disclosed above, there is no information required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or any other matters concerning Mr. Lin that need to be brought to the attention of the shareholders of the Company.

2.	Proposed appointment of supervisor

Please refer to the announcement of the Company dated 8 August 2018 for further details of the proposed appointment of supervisor.

The biographical details of Mr. Li Jinde (“Mr. Li”), the candidate for the position of a shareholder representative supervisor of the eighth session of the supervisory committee of the Company, are set out as follows:

Mr. Li Jinde, aged 57, is currently the head of the strategic development department of CEA Holding. Mr. Li entered the civil aviation industry in 1989. He had served the Northwest Regional Administration of Civil Aviation Administration of China (the “Northwest Regional Administration”) and an investment subsidiary of CEA Holding. From October 1989 to April 1999, he had been the deputy manager of the Domestic Service Center of the Northwest Regional Administration and general manager of the head office of the Northwest Civil Aviation Development. From May 1999 to April 2006, he served as the general manager of China Eastern Airline Real Estate Operation Company, and chairman and general manager of China Eastern Airline Real Estate Investment Co., Ltd. From May 2006 to December 2017, he served as the general manager, deputy party secretary, chairman and party secretary of Shanghai Eastern Airline Industry Investment Company Limited. Since December 2017, he has been the head of the strategic development department of CEA Holding. Mr. Li was a graduate of Horticulture of Gansu Agricultural University and obtained a master’s degree in business administration from Macau University of Science and Technology. He is qualified as an intermediate economist.

There is no service contract entered into between Mr. Li and the Company in respect of his proposed appointment as a supervisor of the Company. The remuneration of Mr. Li will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

As far as the directors of the Company are aware and save as disclosed above: (i) Mr. Li does not presently, and did not in the last three years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Li has not held any other directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Li has no other major appointment or professional qualification; (iv) Mr. Li does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) Mr. Li does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed herein, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Li which is required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules and any other matter that needs to be brought to the attention of the shareholders of the Company.

3.	Abstention from voting

No shareholder of the Company will be required to abstain from voting in respect of the New Resolutions 15 and 16.

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